Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2017 and 2016
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Revenue	2,836,817	2,667,109	8,236,967	8,100,835
Operating expenses
Costs of services, selling and administrative	2,436,842	2,277,982	7,042,498	6,933,836
Integration-related costs (Note 6)	2,936	—	7,326	—
Restructuring costs	—	—	—	29,100
Net finance costs	16,852	18,059	53,217	60,803
Foreign exchange loss (gain)	918	(1,365)	3,679	1,767
	2,457,548	2,294,676	7,106,720	7,025,506
Earnings before income taxes	379,269	372,433	1,130,247	1,075,329
Income tax expense	102,625	98,600	303,514	281,048
Net earnings	276,644	273,833	826,733	794,281
Earnings per share (Note 5C)
Basic earnings per share	0.94	0.91	2.76	2.60
Diluted earnings per share	0.92	0.89	2.71	2.53

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Net earnings	276,644	273,833	826,733	794,281
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	61,831	(189,279)	(21,501)	(371,756)
Net (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(20,122)	20,390	(2,625)	49,164
Net unrealized (losses) gains on cash flow hedges	(6,002)	378	(9,996)	(14,532)
Net unrealized (losses) gains on available-for-sale investments	(1,130)	329	(2,323)	225
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(5,799)	(9,903)	(4,351)	(6,634)
Other comprehensive income (loss)	28,778	(178,085)	(40,796)	(343,533)
Comprehensive income	305,422	95,748	785,937	450,748

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at June 30, 2017	As at September 30, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	302,937	596,529
Accounts receivable	1,261,781	1,101,606
Work in progress	1,006,488	935,496
Current derivative financial instruments (Note 9)	12,394	22,226
Prepaid expenses and other current assets	191,324	170,393
Income taxes	5,452	7,876
Total current assets before funds held for clients	2,780,376	2,834,126
Funds held for clients	422,559	369,530
Total current assets	3,202,935	3,203,656
Property, plant and equipment	413,178	439,293
Contract costs	239,368	211,018
Intangible assets	508,141	509,781
Other long-term assets	83,235	86,970
Long-term financial assets	129,035	129,383
Deferred tax assets	136,324	179,898
Goodwill	7,120,430	6,933,333
	11,832,646	11,693,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,053,583	1,107,863
Accrued compensation	627,549	523,553
Current derivative financial instruments (Note 9)	3,955	4,517
Deferred revenue	432,903	390,367
Income taxes	180,829	159,410
Provisions	24,953	34,924
Current portion of long-term debt	67,933	192,036
Total current liabilities before clients’ funds obligations	2,391,705	2,412,670
Clients’ funds obligations	421,589	365,994
Total current liabilities	2,813,294	2,778,664
Long-term provisions	31,566	40,454
Long-term debt	1,661,422	1,718,939
Other long-term liabilities	204,610	244,307
Long-term derivative financial instruments (Note 9)	63,843	46,473
Deferred tax liabilities	203,227	183,579
Retirement benefits obligations	212,738	216,308
	5,190,700	5,228,724

Equity
Retained earnings	4,009,427	3,778,848
Accumulated other comprehensive income (Note 4)	263,332	304,128
Capital stock (Note 5A)	2,187,391	2,194,731
Contributed surplus	181,796	186,901
	6,641,946	6,464,608
	11,832,646	11,693,332

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608
Net earnings	826,733	—	—	—	826,733
Other comprehensive loss	—	(40,796)	—	—	(40,796)
Comprehensive income (loss)	826,733	(40,796)	—	—	785,937
Share-based payment costs	—	—	—	26,666	26,666
Income tax impact associated with stock options	—	—	—	490	490
Exercise of stock options (Note 5A)	—	—	55,944	(10,196)	45,748
Exercise of performance share units (PSUs) (Note 5A)	—	—	23,666	(23,666)	—
Purchase of Class A subordinate shares (Note 5A)	(596,154)	—	(89,395)	—	(685,549)
Resale of Class A subordinate shares held in trust (Note 5A)	—	—	2,445	1,601	4,046
Balance as at June 30, 2017	4,009,427	263,332	2,187,391	181,796	6,641,946

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169
Net earnings	794,281	—	—	—	794,281
Other comprehensive loss	—	(343,533)	—	—	(343,533)
Comprehensive income (loss)	794,281	(343,533)	—	—	450,748
Share-based payment costs	—	—	—	24,606	24,606
Income tax impact associated with stock options	—	—	—	10,161	10,161
Exercise of stock options (Note 5A)	—	—	92,311	(18,114)	74,197
Exercise of PSUs (Note 5A)	—	—	21,250	(21,250)	—
Purchase of Class A subordinate shares (Note 5A)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(21,795)	—	(21,795)
Balance as at June 30, 2016	3,504,413	254,693	2,175,637	167,523	6,102,266

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net earnings	276,644	273,833	826,733	794,281
Adjustments for:
Amortization and depreciation	94,691	98,854	276,994	301,675
Deferred income taxes	23,199	41,216	53,587	66,424
Foreign exchange gain	(2,463)	(1,029)	(925)	(755)
Share-based payment costs	8,320	6,876	26,666	24,606
Net change in non-cash working capital items (Note 7)	(109,789)	(68,072)	(176,580)	(254,963)
Cash provided by operating activities	290,602	351,678	1,006,475	931,268

Investing activities
Business acquisitions (net of cash acquired) (Note 6)	(99,365)	—	(250,262)	(38,442)
Purchase of property, plant and equipment	(25,159)	(40,711)	(83,448)	(123,938)
Proceeds from sale of property, plant and equipment	—	7,486	3,317	9,274
Additions to contract costs	(25,939)	(29,840)	(73,167)	(73,829)
Additions to intangible assets	(25,315)	(26,760)	(83,298)	(72,161)
Purchase of long-term investments	(230)	(2,188)	(7,277)	(12,128)
Proceeds from sale of long-term investments	—	2,086	—	29,629
Payments received from long-term receivables	—	—	—	164
Cash used in investing activities	(176,008)	(89,927)	(494,135)	(281,431)

Financing activities
Net change in unsecured committed revolving credit facility	—	(150,000)	—	—
Increase of long-term debt	1,918	12,132	13,397	34,479
Repayment of long-term debt	(14,034)	(22,116)	(180,146)	(200,412)
Repayment of debt assumed in business acquisitions	(2,607)	—	(8,897)	—
Settlement of derivative financial instruments	—	—	—	(24,057)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	—	(21,795)
Resale of Class A subordinate shares held in trust (Note 5A)	—	—	4,046	—
Purchase of Class A subordinate shares (Note 5A)	(94,794)	—	(683,090)	(527,286)
Issuance of Class A subordinate shares	9,211	21,218	45,600	74,240
Cash used in financing activities	(100,306)	(138,766)	(809,090)	(664,831)
Effect of foreign exchange rate changes on cash and cash equivalents	6,611	(8,223)	3,158	(6,587)
Net increase (decrease) in cash and cash equivalents	20,899	114,762	(293,592)	(21,581)
Cash and cash equivalents, beginning of period	282,038	168,919	596,529	305,262
Cash and cash equivalents, end of period	302,937	283,681	302,937	283,681

Supplementary cash flow information (Note 7).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2016. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2016.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2017 and 2016 were authorized for issue by the Board of Directors on August 1, 2017.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, Leases, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 will be effective on October 1, 2017 for the Company, with earlier application permitted and are not expected to have significant impact on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
4.Accumulated other comprehensive income

	As at June 30, 2017	As at September 30, 2016
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $68,788 as at June 30, 2017 ($69,777 as at September 30, 2016)	815,555	837,056
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $71,699 as at June 30, 2017 ($72,490 as at September 30, 2016)	(469,424)	(466,799)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $4,764 as at June 30, 2017 ($8,876 as at September 30, 2016)	3,935	13,931
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $258 as at June 30, 2017 ($965 as at September 30, 2016)	624	2,947
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $22,097 as at June 30, 2017 ($25,160 as at September 30, 2016)	(87,358)	(83,007)
	263,332	304,128
For the nine months ended June 30, 2017, $18,282,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $1,485,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	1,862,767	55,944	—	—	1,862,767	55,944
PSUs exercised[2]	—	23,666	—	—	—	23,666
Purchased and cancelled[3]	(10,926,400)	(89,088)	—	—	(10,926,400)	(89,088)
Purchased and not cancelled[3]	—	(307)	—	—	—	(307)
Resale of shares held in trust[4]	—	2,445	—	—	—	2,445
As at June 30, 2017	262,893,280	2,141,558	32,852,748	45,833	295,746,028	2,187,391

[1]
The carrying value of Class A subordinate shares includes $10,196,000 ($18,114,000 as at June 30, 2016), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the nine months ended June 30, 2017, 659,640 PSUs (969,241 during the nine months ended June 30, 2016) were exercised with a recorded value of $23,666,000 ($21,250,000 during the nine months ended June 30, 2016) that was removed from contributed surplus. As at June 30, 2017, 468,668 Class A subordinate shares were held in trust under the PSU plan (1,192,308 as at June 30, 2016) (Note 5B).

[3]
On February 1, 2017, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (NCIB) for the purchase of up to 21,190,564 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (TSX). The Class A subordinate shares are available for purchase commencing February 6, 2017 until no later than February 5, 2018, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the nine months ended June 30, 2017, the Company purchased 10,963,700 Class A subordinate shares under the previous and current NCIB for cash consideration of $685,549,000 and the excess of the purchase price over the carrying value in the amount of $596,154,000 was charged to retained earnings. Of the purchased Class A subordinate shares, 37,300 shares with a carrying value of $307,000 and a purchase value of $2,459,000 were held by the Company and were paid and cancelled subsequent to June 30, 2017.
During the nine months ended June 30, 2016, the Company purchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the purchase is considered in the annual aggregate limit that the Company is entitled to purchase under its previous NCIB.
In addition, during the nine months ended June 30, 2016, the Company purchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings. In addition, 200,000 of purchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company, from previous period, and were paid and cancelled during the nine months ended June 30, 2016.

[4]
During the nine months ended June 30, 2017, the trustee resold 64,000 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the nine months ended June 30, 2016). The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $1,601,000, resulted in an increase of contributed surplus. During the nine months ended June 30, 2016, the trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for cash consideration of $21,795,000 .

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2016	16,623,619
Granted	211,000
Exercised	(1,862,767)
Forfeited	(2,207,800)
Expired	(500)
Outstanding as at June 30, 2017	12,763,552
The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2017	2016
Grant date fair value ($)	13.30	11.16
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	25.11	24.97
Risk-free interest rate (%)	0.78	0.83
Expected life (years)	4.00	4.00
Exercise price ($)	63.05	52.97
Share price ($)	63.05	52.97

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised	(659,640)
Forfeited	(285,000)
Outstanding as at June 30, 2017	468,668
1 The PSUs granted in the period had a grant date fair value of $62.49 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	276,644	295,692,501	0.94	273,833	301,941,641	0.91
Net effect of dilutive stock options and PSUs[2]		5,140,141			7,044,350
	276,644	300,832,642	0.92	273,833	308,985,991	0.89

				Nine months ended June 30
	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	826,733	299,137,368	2.76	794,281	305,346,895	2.60
Net effect of dilutive stock options and PSUs[2]		5,878,139			8,194,563
	826,733	305,015,507	2.71	794,281	313,541,458	2.53

[1]
During the three months ended June 30, 2017, 1,442,600 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (nil and 1,192,308, respectively, during the three months ended June 30, 2016). During the nine months ended June 30, 2017, 10,963,700 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (9,519,875 and 1,192,308, respectively, during the nine months ended June 30, 2016).

[2]
The calculation of the diluted earnings per share excluded 3,698,400 stock options for the three and nine months ended June 30, 2017 (228,800 for the three and nine months ended June 30, 2016), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.Investments in subsidiaries
On November 3, 2016, the Company acquired all the units of Collaborative Consulting, LLC, a system integration and consulting company headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price is mainly allocated to the goodwill, which is deductible for tax purposes.
In addition, the Company acquired all outstanding shares of two high-end consulting firms: Computer Technology Solutions, Inc. (CTS) headquartered in Birmingham, Alabama, effective on April 19, 2017 and eCommerce Systems, Inc. headquartered in Denver, Colorado, effective on May 12, 2017 for a total cash consideration of $121,707,000, of which $112,666,000 has been paid (excluding cash acquired of $13,301,000). The purchase price is preliminary and mainly allocated to the goodwill, which is only deductible for tax purposes for CTS.
These acquisitions are expected to further strengthen the Company's global capabilities across several in-demand digital transformation areas.
During the three and nine months ended June 30, 2017, the Company expensed $2,936,000 and $7,326,000 related to integration costs in connection with these acquisitions. The integration costs mainly include provisions related to the termination of certain employees, as well as leases for premises which the Company vacated.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Accounts receivable	(49,545)	(77,536)	(137,159)	(101,265)
Work in progress	(81,927)	(11,326)	(72,853)	(108,735)
Prepaid expenses and other assets	(3,042)	(18,402)	(12,711)	(59,041)
Long-term financial assets	(6,332)	(1,688)	(10,732)	(3,685)
Accounts payable and accrued liabilities	(17,839)	62,491	(46,660)	44,714
Accrued compensation	86,372	63,894	91,138	24,873
Deferred revenue	(40,091)	(62,123)	4,632	25,844
Provisions	(7,443)	(14,201)	(18,968)	(63,323)
Long-term liabilities	(1,561)	(5,218)	(4,875)	(3,496)
Retirement benefits obligations	145	(386)	(5,914)	(4,461)
Derivative financial instruments	790	(534)	3,235	(458)
Income taxes	10,684	(3,043)	34,287	(5,930)
	(109,789)	(68,072)	(176,580)	(254,963)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Net interest paid	14,523	17,877	53,659	58,374
Income taxes paid	63,811	63,876	188,899	212,368
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at June 30, 2017 and September 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Segmented information
The following tables present information on the Company’s operations which are managed through the following seven operating segments referred to as the Company's Strategic Business Units, namely: United States of America (U.S.); Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific).
The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

			For the three months ended June 30, 2017
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	813,733	412,307	411,342	405,962	330,265	309,449	153,759	2,836,817
Earnings before integration-related costs, net finance costs and income tax expense[1]	147,850	42,375	81,121	39,799	40,045	17,731	30,136	399,057
Integration-related costs								(2,936)
Net finance costs								(16,852)
Earnings before income taxes								379,269

[1]
Total amortization and depreciation of $94,438,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $24,769,000, $12,622,000, $14,919,000, $8,158,000, $18,275,000, $9,388,000 and $6,307,000, respectively, for the three months ended June 30, 2017.

			For the three months ended June 30, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	693,589	419,678	385,317	379,520	362,818	291,486	134,701	2,667,109
Earnings before net finance costs and income tax expense[1]	126,343	47,609	89,579	42,549	37,670	20,755	25,987	390,492
Net finance costs								(18,059)
Earnings before income taxes								372,433

[1]
Total amortization and depreciation of $98,564,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $24,346,000, $17,780,000, $13,936,000, $8,384,000, $18,835,000, $9,931,000 and $5,352,000, respectively, for the three months ended June 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Segmented information (continued)

			For the nine months ended June 30, 2017
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,272,929	1,229,108	1,208,183	1,190,397	992,525	900,691	443,134	8,236,967
Earnings before integration-related costs, net finance costs and income tax expense[1]	384,764	139,194	244,613	150,610	113,613	71,595	86,401	1,190,790
Integration-related costs								(7,326)
Net finance costs								(53,217)
Earnings before income taxes								1,130,247

[1]
Total amortization and depreciation of $276,157,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $73,952,000, $36,578,000, $44,699,000, $24,442,000, $50,539,000, $28,328,000 and $17,619,000, respectively, for the nine months ended June 30, 2017.

			For the nine months ended June 30, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,157,169	1,292,742	1,149,287	1,103,294	1,088,652	910,467	399,224	8,100,835
Earnings before restructuring costs, net finance costs and income tax expense[1]	357,801	142,958	251,347	131,618	125,564	83,954	71,990	1,165,232
Restructuring costs								(29,100)
Net finance costs								(60,803)
Earnings before income taxes								1,075,329

[1]
Total amortization and depreciation of $300,808,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $71,255,000, $53,814,000, $44,378,000, $25,628,000, $58,650,000, $31,088,000 and $15,995,000, respectively, for the nine months ended June 30, 2016.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2016. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows; and

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the nine months ended June 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents certain financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2017		As at September 30, 2016
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,597,128	1,695,028	1,733,036	1,855,143
Other long-term debt	Level 2	29,846	28,651	24,562	22,843
		1,626,974	1,723,679	1,757,598	1,877,986

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2017	As at September 30, 2016
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	302,937	596,529
Deferred compensation plan assets	Level 1	47,487	42,139
		350,424	638,668
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	12,394	22,226
Long-term derivative financial instruments	Level 2	34,957	49,759
		47,351	71,985
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	197,557	195,976
Long-term investments	Level 2	31,567	27,246
		229,124	223,222
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	3,955	4,517
Long-term derivative financial instruments	Level 2	63,843	46,473
		67,798	50,990
There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at June 30, 2017	As at September 30, 2016
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swap in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2016)	Long-term assets	25,251	31,603

Cash flow hedges on future revenue
U.S.$25,146 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$31,033 as at September 30, 2016)	Current assets	1,620	3,358
	Long-term assets	2	—
	Current liabilities	9	58
	Long-term liabilities	25	—

$117,283 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($116,700 as at September 30, 2016)	Current assets	7,964	11,935
	Long-term assets	9,692	7,429
	Current liabilities	178	—
	Long-term liabilities	540	—

kr45,965 foreign currency forward contracts between the Swedish krona and the Indian rupee (kr55,500 as at September 30, 2016)	Current assets	541	1,463
	Current liabilities	70	—
	Long-term liabilities	120	—

€8,058 foreign currency forward contracts between the euro and the Indian rupee (€8,900 as at September 30, 2016)	Current assets	334	376
	Current liabilities	43	—
	Long-term liabilities	58	—

£11,450 foreign currency forward contracts between the British pound and the Indian rupee (£15,200 as at September 30, 2016)	Current assets	1,863	5,094
	Current liabilities	102	—
	Long-term liabilities	191	—

€92,660 foreign currency forward contracts between the euro and the British pound (€52,700 as at September 30, 2016)	Current liabilities	2,566	3,626
	Long-term liabilities	1,977	350

€2,991 foreign currency forward contracts between the euro and the Swedish krona (nil as at September 30, 2016)	Current assets	6	—
	Long-term assets	12	—
	Current liabilities	18	—

€40,130 foreign currency forward contracts between the euro and the Moroccan dirham (€8,300 as at September 30, 2016)	Current liabilities	969	710
	Long-term liabilities	3,776	—

€4,585 foreign currency forward contracts between the euro and the Czech koruna (€8,300 as at September 30, 2016)	Current assets	66	—
	Current liabilities	—	123
	Long-term liabilities	2	—

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at June 30, 2017	As at September 30, 2016
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2016)	Long-term liabilities	54,938	46,123

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2016)	Long-term assets	—	10,727
	Long-term liabilities	2,216	—

10.     Subsequent event
On August 2, 2017, the Company announced it will incur approximately $165,000,000 of pre-tax restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy. The initiative is expected to yield benefits throughout fiscal year 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2017 and 2016    18